COVA CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COVA Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6851 Jericho Turnpike Suite 205
(No. and Street)

Syosset	NY	11791
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward T. Gibstein	516-382-7627	egibstein@covacp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners LLC
(Name – if individual, state last, first, and middle name)

6 East 45th Street	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Edward T. Gibstein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COVA Capital LLC, as of February 16, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSEPHINE MACHADO
Notary Public, State of New York
Registration #01MA[illegible]
Qualified In Nassau County
Commission Expires August 1[illegible], 2022

Signature: ______________________

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Adeptus Partners, LLC

Accountants | Advisors

244 West 54th Street

New York, NY 10019

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of COVA Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of COVA Capital Partners, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of COVA Capital Partners, LLC's management. Our responsibility is to express an opinion on COVA Capital Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to COVA Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Adeptus Partners LLC is COVA Capital Partners, LLC's auditor since 2016.

Adeptus Partners, LLC

New York, New York

March 31, 2022

COVA CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	345,592
Securities and warrants owned at market value		458,710
Receivable from clearing broker		30,979
Other assets		24,719
TOTAL ASSETS	$	860,000

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	22,758
MEMBER'S EQUITY		837,242
TOTAL LIABILITIES AND MEMBER'S EQUITY		$860,000

The accompanying notes are an integral part of this statement.

COVA CAPITAL PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

NOTE 1: ORGANIZATION

Cova Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC",) and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking, under the Securities and Exchange Act of 1934.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates and basis

The preparation of these financial statements is on the accrual basis of accounting in conformity with US generally accepted accounting principles which require that management make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

b) Securities and warrants owned

Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its books. All trades are on a fully disclosed basis through Vision Financial. Customers' security transactions are reported on a settlement date basis, with related commission income and expenses reported on a trade date basis. The Company maintains one position at its prior Clearing Broker (LEK Securities) since trading was halted in 2017. It is expected the security will begin trading again in 2021.

The Company, from time to time, receives restricted shares and/or warrants as partial compensation for their services. A portion of these securities may be sent from the Company to registered representatives as part of their compensation.

Securities owned are reported at fair value in accordance with Accounting Standards Codification (ASC 820). *"Fair Value Measurement Disclosures"*.

c) Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its Parent on its tax return.

NOTE 3: REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS

Significant Judgements
Revenue from contracts with customers includes fees earned from advisory services, investment banking, and private placements. The recognition and measurement of revenue is based on the assessment of individual contracts terms. Significant judgement is required to determine whether performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Services
The Company principally provides financial advisory services to U.S. based companies, including mergers and acquisition related services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are negotiated on both fixed fee and hourly rate arrangements. In the case of non-refundable retainers and fees that are received monthly, they are recognized as revenue at that time as they relate specifically to the services provided in that period.

Investment Banking Fees
The Company provides investment banking services to U.S. based companies, including mergers and acquisition related services. The Company believes the performance obligation for providing
advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are negotiated on a fixed fees or contingent basis. In the case of non-refundable retainers and fees that are received monthly, they are recognized as revenue at that time when the fees are paid to the Company for the services provided in that period.

Placement Fees
The Company acts as an agent for equity and debt private placements on behalf of its clients. As additional consideration for the investment advisory services noted above the Company receives fees that vary based on specified performance measures, for example, when a placement or non-securities related success occurs. The Issuer pays the Company as Placement Agent when acting as a Placement Agent for an Issuer. In a private security transaction, the client may pay a commission to the Company which would be fully disclosed prior to paying the Company. Revenues are recognized at the point in time when it is probable that a significant reversal will not occur.

Commission Revenue

Commission revenue represents sales commission generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

NOTE 3: REVENUE RECOGNITION FROM CONTRACTS WITH CUSTOMERS (continued)

The Company is the principal for commission revenue, as it is responsible for the clients' purchases and sales and maintains relationships with the product sponsors. The advisors, if any, assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

Private Security Transactions
To accommodate private purchases and sales, the Company introduces investors on both sides of the transaction and is paid fees for making the connection between the parties involved.

Other Income
Other income is generated by interest income from margin accounts, firm account revenue, and other fees charged to customers and is recognized when earned.

NOTE 4: RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business and clears its proprietary and customer transactions through Vision Financial on a fully disclosed basis. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations of the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $410,038 which exceeded the minimum requirement of $5,000 by $405,038. The Company's ratio of aggregate indebtedness to net capital ratio was .06 to 1.

NOTE 6: RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through a Clearing Broker on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

NOTE 7: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

NOTE 7: FAIR VALUE MEASUREMENTS (continued)

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

Assets	Level 1	Level 2	Level 3	Fair Value
Equity-based instruments				
Unrestricted	$66,384	$ -	$ -	$ 66,384
Restricted	-	-	392,326	392,326
TOTALS	$66,384	$ - =	$392,326	$ 458,710

Securities owned-unrestricted are valued using the latest quoted market prices.

The following table presents a reconciliation of the Partnership's Level 3 investments measured at fair value for the year ended December 31, 2021:

Fair value as of December 31, 2020	$ 70,269
Acquisitions	322.057
Fair value as of December 31, 2021	$392,325

Securities owned-restricted are investments in private companies consisting of direct equity investments in such entities. Generally, the Company acquired direct ownership in interests in the private companies as a result of investment banking or advisory services rendered.

NOTE 7: FAIR VALUE MEASUREMENTS (continued)

Fair value of the restricted securities was determined by the amount the stock was sold for during the year

by the private companies to third parties multiplied by a discount rate because of the restrictions placed on selling the stock. The discounts applied to the restricted stock at December 31, 2021 ranged from 50% to 75%.

NOTE 8: COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease commitments
On April 11, 2016 the Company moved into office space at 6851 Jericho Turnpike, Suite 130, Syosset, NY 11791. The current lease is for $1,000 per month rent and originally expired on December 31, 2017. The lease was extended on a month to month basis. The monthly rent commitment remains at $1,700.

b) Brokerage activities
In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill their contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

c) Legal matters
From time to time, the Company may be a respondent in legal actions incidental to its securities business. These cases may allege violations of various securities rules and claim damages plus the recovery of legal fees and other costs. As of December 31, 2021, the Company does not believe that these matters will have a material adverse effect on the Company's financial condition.

NOTE 9: CONCENTRATION AND CREDIT RISKS

Bank Deposits – The Company maintains cash balances at one bank. These accounts are covered by Federal Deposit Insurance Corporation ("FDIC") limits.

NOTE 10: <u>RELATED PARTY TRANSACTIONS AND BAD DEBT EXPENSE</u>

Included in private security transactions are fees amounting to $3,752,347 which were earned by the Company for providing services to an affiliated entity. As of December 31, 2021, the Company had a receivable from this entity in the amount of $1,590,000. As of March 30, 2022, none of this receivable has been collected and based on the current market conditions and financial position of the entity, there is a strong possibility that this money will never be collected. Based on this, the Company has taken the position to write-off the receivable as of December 31, 2021 since it is more likely than not that this receivable will ever be collected.

NOTE 11: <u>SUBSEQUENT EVENTS</u>

The Company has evaluated events subsequent to December 31, 2021 for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date these financial statements were available to be issued. Based upon this review, the Company had determined that there were no events which took place that would have a material impact on its financial statements.